FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12440

Enel Américas S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

The information is being furnished on Form 6-K in connection with a proposed corporate transaction by Enel Américas S.A. (“Enel Américas”), which involves the following (collectively, the “Merger Transaction”):

•	the separation of the non-conventional renewable energy generation businesses of Enel Green Power S.p.A. (“EGP”) in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama and Peru by means of the transfer of the assets used in such businesses under Italian law to a newly created entity, Enel Rinnovabili Srl, and the subsequent distribution of the shares of Enel Rinnovabili Srl to Enel S.p.A., EGP’s sole shareholder;

•	the merger of Enel Rinnovabili Srl with and into EGP Américas SpA, a wholly owned subsidiary of Enel S.p.A.; and

•	the merger of EGP Américas SpA with and into Enel Américas.

No Offer or Solicitation

This communication relates to the proposed Merger Transaction. This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of the securities described herein, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except pursuant to the registration requirements of the U.S. Securities Act of 1933, as amended, or an applicable exemption therefrom.

Exhibit

99.1	Unaudited Interim Consolidated Financial Statements of Enel Américas as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019, required and made public under Chilean law.

99.2	Unaudited Interim Financial Statements of EGP Américas SpA as of September 30, 2020 and for the period from the inception date (September 10, 2020) through September 30, 2020, required and made public under Chilean law.

99.3	Unaudited Combined Consolidated Financial Statements of Certain EGP Investees in Central and South America as of December 31, 2019 and for the year ended December 31, 2019.

99.4	Unaudited Combined Consolidated Financial Statements of Certain EGP Investees in Central and South America as of September 30, 2020 and for the nine months ended September 30, 2020.

99.5	Unaudited Pro Forma Combined Financial Information of Enel Américas S.A. as of September 30, 2020 and for the nine months ended September 30, 2020, and the year ended December 31, 2019, after giving effect to the Merger Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By:	/s/ Aurelio Bustilho
Name: Aurelio Ricardo Bustilho de Oliveira
Title: Chief Financial Officer

Date: November 10, 2020